UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
                       -----------------------------------
                                 (CUSIP Number)

                   Larry L. Symons, Vice President of Finance
                         Ellwood Group Investment Corp.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 25, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                (Amendment No. 7)
CUSIP No. 913837100

1. NAME OF REPORTING PERSON Ellwood Group Investment Corp.
                            ----------------------------------------------------
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 51-0252828
                                              ----------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [     ]
                                                                  (b)    [     ]
3.    SEC USE ONLY


4.    SOURCE OF FUNDS   WC
                        --------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
                                             -----------------------------------
      NUMBER OF               7.    SOLE VOTING POWER                    799,000
      SHARES
      BENEFICIALLY            8.    SHARED VOTING POWER                        0
      OWNED BY
      EACH                    9.    SOLE DISPOSITIVE POWER               799,000
      REPORTING
      PERSON WITH             10.   SHARED DISPOSITIVE POWER                   0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       799,000
                                                                  --------------


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
                                                         -----------------------
14.   TYPE OF REPORTING PERSON     CO
                                   ---------------------------------------------



                               Page 2 of 5 Pages

            This Amendment No. 7 further amends and supplements the statement on
Schedule 13D filed by Ellwood Group Investment Corp., a Delaware corporation (the "Reporting Person"), on February 5, 1999, as subsequently amended by Amendment No. 1 filed on March 4, 1999, Amendment No. 2 filed on April 12, 1999, Amendment No. 3 filed on May 21, 1999, Amendment No. 4 filed on July 28, 1999, Amendment No. 5 filed on August 13, 1999, and Amendment No. 6 filed on August 20, 1999 (together with all amendments, the "Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Universal Stainless & Alloy Products, Inc., a Delaware corporation (the "Issuer"), to the extent of the matters set forth herein. Only changes from, and modifications and supplements to, the Schedule 13D are included in this Amendment No. 7. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is amended to add:

            On August 25, 1999, the Reporting Person agreed to purchase 88,000 shares of Common Stock of the Issuer for $506,000 in cash, all of which was obtained from working capital of the Reporting Person.

Item 5.  Interest in Securities of the Issuer.

            Item 5 of the Schedule 13D is amended as follows:

            (a)-(b) The Reporting Person directly owns 799,000 shares of Common Stock, constituting approximately 13.1% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 6,104,454 shares of Common Stock of the Issuer outstanding as of August 6, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999).



                               Page 3 of 5 Pages

            (c) In addition to the shares of Common Stock acquired by the Reporting Person as of August 25, 1999 as described above, the Reporting Person has purchased a total of 135,000 shares of Common Stock within the past 60 days as set forth below. All of the following purchases were made with cash.

      DATE OF PURCHASE            NUMBER OF SHARES          TOTAL PURCHASE PRICE
      ----------------            ----------------          --------------------
      August 18, 1999                 60,000                      $333,750
      August 16, 1999                 10,000                      $ 57,500
      August 10, 1999                 15,000                      $ 86,250
      July 22, 1999                   50,000                      $287,500


                  [remainder of page intentionally left blank]



                               Page 4 of 5 Pages

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    ELLWOOD GROUP INVESTMENT CORP.



                                    By: /s/ LARRY L. SYMONS
                                        ----------------------------------------
                                        Larry L. Symons
                                        Vice President of Finance, Treasurer,
                                        and Assistant Secretary

Dated:  August 27, 1999



                               Page 5 of 5 Pages
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